Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268478

PROSPECTUS SUPPLEMENT NO. 3

(To the Prospectus dated January 18, 2023)

Granite Ridge Resources, Inc.

128,233,953 Shares of Common Stock

10,349,975 Shares of Common Stock issuable

upon the exercise of Warrants

This prospectus supplement supplements the prospectus, dated January 18, 2023 (as supplemented or amended, the “Prospectus”) of Granite Ridge Resources, Inc. (the “Company” or “Granite Ridge”), which forms a part of our registration statement on Form S-1 (No. 333-268478). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2023 (the “Current Report”). Accordingly, we have attached the Current Report on Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to (i) the issuance by us of up to an aggregate of 10,349,975 shares of common stock, $0.0001 par value (the “Granite Ridge common stock”) that may be issued upon exercise of warrants to purchase Granite Ridge common stock at an exercise price of $11.50 per share (the “Granite Ridge warrants”) and (ii) the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 128,233,953 shares of Granite Ridge common stock

Granite Ridge common stock and Granite Ridge warrants are listed on the New York Stock Exchange under the symbols “GRNT” and “GRNT WS,” respectively. On March 24, 2023, the closing price of Granite Ridge common stock was $5.25 per share and the closing price of Granite Ridge warrants on March 24, 2023 was $0.62 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under applicable federal securities laws, and as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 15 of the Prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated March 27, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 27, 2023

GRANITE RIDGE RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	333-264986	88-2227812
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5217 McKinney Avenue, Suite 400 Dallas, Texas	75205
(Address of principal executive offices)	(Zip Code)

(214) 396-2850

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	GRNT	New York Stock Exchange
Warrants to purchase Common Stock, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	GRNT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02Results of Operations and Financial Condition.

On March 27, 2023, Granite Ridge Resources, Inc., a Delaware corporation (“the Company”), issued a press release announcing its financial and operating results for the quarter and year ended December 31, 2022 as well as 2023 guidance. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished herewith and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that section, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent expressly stated in such filing.

Item 7.01Regulation FD Disclosure.

On March 27, 2023, the Company published an Investor Presentation, which is available on the Company’s website, www.graniteridge.com, under “Investors.” The Company may from time to time publish additional materials for investors at the same website address. In addition, the information set forth under Item 2.02 is incorporated by reference as if fully set forth herein.

Item 9.01Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1*	Press Release of Granite Ridge Resources, Inc., dated as of March 27, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE RIDGE RESOURCES, INC.

Date: March 27, 2023	By:	/s/ Luke C. Brandenberg
		Name:	Luke C. Brandenberg
		Title:	President and Chief Executive Officer

Exhibit 99.1

Granite Ridge Resources Inc. Reports Fourth-Quarter and Full-
Year 2022 Results, Provides 2023 Outlook

Dallas, Texas, March 27, 2023 – Granite Ridge Resources Inc. (“Granite Ridge” or the “Company”) (NYSE: GRNT) today reported financial and operating results for the fourth quarter and full year 2022.

Fourth Quarter 2022 Highlights

●	Produced 22,031 barrels of oil equivalent (“Boe”) per day (52% oil), a 45% increase from the fourth quarter of the prior year.
●	Reported net income of $56.7 million, or $0.43 per share. Adjusted net income (non-GAAP) totaled $50.7 million, or $0.38 per share.
●	Generated $83.2 million of adjusted EBITDAX (non-GAAP).
●	Paid $10.7 million in dividends.
●	Exited 2022 with liquidity of $200.8 million as of December 31, 2022, including $50.8 million of cash.

2023 Outlook

●	Anticipate paying a quarterly dividend of $0.11 per share for each quarter of 2023.
●	Planning $260 million to $270 million of capital expenditures, including $46 million of identified acquisitions.
●	Expecting to generate 9% midpoint annual production volume growth as compared to the full year 2022, based on placing 18 – 20 net new wells on production.

See “Supplemental Non-GAAP Financial Measures” below for descriptions of the above non-GAAP measures as well as a reconciliation of these measures to the associated GAAP (as defined herein) measures.

Luke Brandenberg, President and CEO of Granite Ridge, commented, “We were pleased with our strong fourth quarter results, including a year-over-year increase of almost 60% in Adjusted EBITDAX and growth of more than 70% in Adjusted Net Income. Contributing to our success was the continued execution of our operating partners’ well-designed plans to promote efficient and safe operations and increase value through the drill bit and other field development programs.

“2022 was a transformative year for Granite Ridge, with the most significant highlight being the business combination with Executive Network Partnering Corporation (“ENPC”) and GREP Holdings LLC on October 24, 2022 that created NYSE-listed Granite Ridge Resources. The past five months have been a time of integration as we transitioned to a public company; I am proud of our progress and I want to thank our entire team for their hard work and dedication throughout this process. Our asset base performed extremely well in 2022, which is directly attributable to the deep and talented group of public and private operators with whom we are partnered. Their targeted capital investment programs remain squarely focused on executing high rate-of-return projects located in key prolific producing onshore basins that helped drive net production growth of 22%, a 16% increase in proved reserves, Adjusted EBITDA and Adjusted Net Income growth of 73% and 118%, respectively.

“Looking forward, we plan to leverage the positive momentum generated in 2022 to continue to invest in the business. Our development program for 2023 anticipates capital spending across our asset base of $260 million to $270 million, including approximately $46 million of acquisitions and opportunity capture that has been spent or committed to year to date. We will continue to execute on our proven business plan that focuses on responsible growth, including a targeted year-over-year net production increase of 9% using the mid-point of our 2023 full year guidance. Supporting our efforts is a fortress balance sheet that provides maximum flexibility as we increase our asset diversity beyond the interests we currently own in over 2,350 wells across the Permian, Eagle Ford, Haynesville, DJ and Bakken. Finally, we will continue to support the long-term interests of our shareholders through an ongoing and well-defined shareholder return program highlighted by the payment of a meaningful fixed quarterly cash dividend, as well as the opportunistic repurchase of shares depending on market conditions.”

Fourth Quarter 2022 Summary

For the fourth quarter of 2022 oil production volumes increased 29% from the fourth quarter of the prior year to 11,359 barrels (“Bbls”) per day. Natural gas production for the fourth quarter of 2022 totaled 64,033 thousand cubic feet of natural gas (“Mcf”) per day. The Company’s total production for the fourth quarter of 2022 grew 45% from the fourth quarter of the prior year to 22,031 Boe per day.

Net income for the fourth quarter of 2022 was $56.6 million, or $0.43 per share. Excluding non-cash and special items, the fourth quarter 2022 adjusted net income (non-GAAP) was $50.7 million, or $0.38 per share. The Company’s average realized price for oil and natural gas for the fourth quarter of 2022, excluding the effect of commodity derivatives, was $83.32 per Bbl and $4.97 per Mcf, respectively.

Adjusted EBITDAX (non-GAAP) for the fourth quarter of 2022 totaled $83.2 million, compared to $52.5 million for the fourth quarter of 2021. The fourth quarter of 2022 cash flow from operating activities was $95.0 million, including $12.1 million in working capital changes. Operating cash flow before working capital changes (non-GAAP) was $83.0 million. Costs incurred for development activities totaled $91.7 million for the fourth quarter of 2022.

Full Year 2022 Summary

Total production for 2022 increased 22% to 19,765 Boe per day, including a 7% increase in oil production to 10,016 Bbl per day. Natural gas production for 2022 was 58,496 Mcf per day. For 2022, the Company’s average realized price for oil and natural gas, excluding the effect of commodity derivatives, was $92.50 per Bbl and $7.46 per Mcf, respectively, compared to $63.07 per Bbl and $5.04 per Mcf, respectively, for 2021.

Net income for 2022 was $262.3 million, or $1.97 per share, compared with net income of $108.5 million, or $0.82 per share, in 2021. Excluding non-cash and special items, 2022 adjusted net income (non-GAAP) was $247.2 million, or $1.86 per share, compared with adjusted net income of $113.4 million, or $0.85 per share, for 2021.

Adjusted EBITDAX (non-GAAP) for 2022 totaled $365.5 million, compared with $210.4 million in 2021. For 2022, cash flow from operating activities was $346.4 million, including $17.2 million in working capital changes. Operating cash flow before working capital changes (non-GAAP) was $363.6 million. Costs incurred for development activities totaled $256.7 million for the year.

Operational Activity

The table below provides a summary of gross and net wells completed and put on production for the fourth quarter and full year 2022:

	Three Months Ended		Year Ended
	December 31, 2022		December 31, 2022
	Gross	Net	Gross	Net

Permian	54	3.59	134	12.41
Eagle Ford	6	0.56	19	3.62
Bakken	11	0.54	27	0.79
Haynesville	4	1.03	9	2.75
DJ	13	0.48	76	1.21
Total	88	6.20	265	20.78

2022 Proved Reserves

At December 31, 2022, Granite Ridge’s estimated proved reserves totaled 50,534 MBoe, compared to 43,710 MBoe at December 31, 2021. The Company’s proved reserves are approximately 50% oil and 50% natural gas. Proved developed reserves totaled 30,886 MBoe, or 61% of total proved reserves. The table below provides a summary of changes in total proved reserves for the year ended December 31, 2022, as well as the proved developed reserves balance at the beginning and end of the year.

	Oil	Natural Gas
	(MBbl)	(MMcf)	MBoe
Proved developed and undeveloped reserves at December 31, 2021	22,818	125,347	43,710

Revisions of previous estimates	(456)	6,225	581
Extensions and discoveries	3,690	27,126	8,211
Divestiture of reserves	—	—	—
Acquisition of reserves	3,098	12,892	5,247
Production	(3,656)	(21,351)	(7,215)
Proved developed and undeveloped reserves at December 31, 2022	25,494	150,239	50,534

	Oil	Natural Gas
	(MBbl)	(MMcf)	MBoe
Proved developed reserves:
December 31, 2021	11,658	54,257	20,702
December 31, 2022	15,714	91,034	30,886
Proved undeveloped reserves:
December 31, 2021	11,160	71,090	23,008
December 31, 2022	9,780	59,205	19,648

Commodity Derivatives Update

The Company’s commodity derivatives strategy is intended to manage its exposure to commodity price fluctuations. Please see the table under “Derivatives Information” below for detailed information about Granite Ridge’s current derivatives positions. The Company has not entered into any additional derivatives subsequent to year end.

2023 Guidance

The following table summarizes the Company’s operational and financial guidance for 2023.

2023 Guidance
Annual production (Boe per day)	20,500 - 22,500
Oil as a % of sales volumes	50%
Capital expenditures ($ in millions)(1)	$260 - $270

Net wells placed on production	18 - 20

Lease operating expenses (per Boe)	$6.50 - $7.50
Production and ad valorem taxes (as a % of total sales)	7% - 8%
Cash general and administrative expense ($ in millions)	$20 - $22

(1)	Includes $46 million of acquisition capital expenditures.

Conference Call

Granite Ridge will host a conference call on March 28, 2023, at 10:00 AM CT (11:00 AM ET) to discuss the fourth quarter and full year 2022 results. The telephone number and passcode to access the conference call are provided below:

Dial-in: (888) 660-6093

Intl. dial-in: (929) 203-0844

Participant Passcode: 4127559

To access the live webcast and view the related earnings presentation, visit Granite Ridge’s website at www.graniteridge.com. Alternatively, an audio replay will be available through April 10, 2023. To access the audio replay dial (800) 770-2030 and enter confirmation code 4127559.

About Granite Ridge

Granite Ridge is a scaled, non-operated oil and gas exploration and production company. We own a portfolio of wells and top-tier acreage across the Permian and four other prolific unconventional basins across the United States. Rather than drill wells ourselves, we increase asset diversity and decrease overhead by investing in a smaller piece of a larger number of high-graded wells drilled by proven public and private operators. We create value by generating sustainable full-cycle risk adjusted returns for investors, offering a rewarding experience for our team, and delivering reliable energy solutions to all – safely and responsibly. For more information, visit Granite Ridge’s website at www.graniteridge.com.

Forward-Looking Statements and Cautionary Statements

This press release contains forward-looking statements regarding future events and future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). All statements other than statements of historical facts included in this release regarding Granite Ridge’s 2023 outlook, dividend plans and practices, financial position, operating and financial performance, business strategy, plans and objectives of management for future operations, industry conditions, and indebtedness covenant compliance are forward-looking statements. When used in this release, forward-looking statements are generally accompanied by terms or phrases such as “estimate,” “project,” “predict,” “believe,” “expect,” “continue,” “anticipate,” “target,” “could,” “plan,” “intend,” “seek,” “goal,” “will,” “should,” “may” or other words and similar expressions that convey the uncertainty of future events or outcomes. Items contemplating or making assumptions about actual or potential future production and sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond Granite Ridge’s control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following: the ability to recognize the anticipated benefits of the business combination, Granite Ridge’s financial performance following the business combination, changes in Granite Ridge’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans, changes in current or future commodity prices and interest rates, supply chain disruptions, infrastructure constraints and related factors affecting our properties, ability to acquire additional development opportunities or make acquisitions, changes in reserves estimates or the value thereof, operational risks including, but not limited to, the pace of drilling and completions activity on our properties, changes in the markets in which Granite Ridge competes, geopolitical risk and changes in applicable laws, legislation, or regulations, including those relating to environmental matters, cyber-related risks, the fact that reserve estimates depend on many assumptions that may turn out to be inaccurate and that any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of the Granite Ridge’s reserves, the outcome of any known and unknown litigation and regulatory proceedings, legal and contractual limitations on the payment of dividends, limited liquidity and trading of Granite Ridge’s securities, acts of war or terrorism and market conditions and global, regulatory, technical, and economic factors beyond Granite Ridge’s control, including the potential adverse effects of the COVID-19 pandemic, or another major disease, affecting capital markets, general economic conditions, global supply chains and Granite Ridge’s business and operations, and increasing regulatory and investor emphasis on environmental, social and governance matters.

Granite Ridge has based these forward-looking statements on its current expectations and assumptions about future events. While management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond Granite Ridge’s control. Granite Ridge does not undertake any duty to update or revise any forward-looking statements, except as may be required by the federal securities laws.

Use of Non-GAAP Financial Measures

To supplement the presentation of the Company’s financial results prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), this press release contains certain financial measures that are not prepared in accordance with GAAP, including adjusted net income, adjusted earnings per share, adjusted EBITDAX, operating cash flow before working capital changes and free cash flow.

See “Supplemental Non-GAAP Financial Measures” below for a description and reconciliation of each non-GAAP measure presented in this press release to the most directly comparable financial measure calculated in accordance with GAAP.

INVESTOR RELATIONS AND MEDIA CONTACT: IR@GraniteRidge.com – (214) 396-2850

Granite Ridge Resources Inc.

Consolidated Balance Sheets

(Unaudited)

	December 31,
(in thousands, except par value and share data)	2022	2021
ASSETS
Current assets:
Cash	$50,833	$11,854
Revenue receivable	72,287	47,298
Advances to operators	8,908	37,817
Prepaid and other expenses	4,203	676
Derivative assets - commodity derivatives	10,089	434
Total current assets	146,320	98,079
Property and equipment:
Oil and gas properties, successful efforts method	1,028,662	727,547
Accumulated depletion	(383,673)	(278,773)
Total property and equipment, net	644,989	448,774
Long-term assets:
Derivative assets - commodity derivatives	—	31
Other long-term assets	3,468	362
Total long-term assets	3,468	393
TOTAL ASSETS	$794,777	$547,246

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses	$62,180	$10,321
Other payable	1,523	13
Derivative liabilities - commodity derivatives	431	7,263
Current portion of long-term debt	—	50,000
Total current liabilities	64,134	67,597
Long-term liabilities:
Long-term debt	—	1,100
Derivative liabilities - commodity derivatives	—	657
Derivative liabilities - common stock warrants	11,902	—
Asset retirement obligations	4,745	2,962
Deferred tax liability	91,592	—
Total long-term liabilities	108,239	4,719
TOTAL LIABILITIES	172,373	72,316

EQUITY
Partnerships' capital	—	474,930
Common stock, $0.0001 par value, 431,000,000 shares authorized, 133,294,897 issued at December 31, 2022.	13	—
Additional paid-in capital	590,232	—
Retained Earnings	32,388	—
Treasury stock, at cost, 25,920 shares at December 31, 2022	(229)	—
Total equity	622,404	474,930
TOTAL LIABILITIES AND EQUITY	$794,777	$547,246

Granite Ridge Resources Inc.

Consolidated Statements of Operations

(Unaudited)

	Three Months ended December 31,		Year ended December 31,
(in thousands, except per share data)	2022	2021	2022	2021
REVENUES
Oil, natural gas and related product sales	$116,335	$79,557	$497,417	$290,193
EXPENSES
Lease operating expenses	14,420	8,559	44,678	26,333
Production and ad valorem taxes	9,848	5,137	30,619	18,066
Depletion and accretion expense	21,656	22,221	105,752	94,661
Impairments of long-lived assets	—		—	—
General and administrative	6,476	1,937	14,223	10,179
Gain on disposal of oil and natural gas properties	—	(313)	—	(2,279)
Total operating costs and expenses	52,400	37,541	195,272	146,960
Net operating income	63,935	42,016	302,145	143,233
OTHER INCOME (EXPENSE)
Gain (loss) on derivatives - commodity derivatives	5,463	1,271	(25,324)	(32,389)
Interest expense	(285)	(732)	(1,989)	(2,385)
Gain on derivatives - common stock warrants	362	—	362	—
Total other income (expense)	5,540	539	(26,951)	(34,774)
INCOME BEFORE INCOME TAXES	69,475	42,555	275,194	108,459
Income tax expense	12,850	—	12,850	—
NET INCOME	$56,625	$42,555	$262,344	$108,459

NET INCOME PER SHARE:
Basic	$0.43	$0.32	$1.97	$0.82
Diluted	$0.43	$0.32	$1.97	$0.82
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	132,920	132,923	132,923	132,923
Diluted	133,071	132,923	133,074	132,923

Granite Ridge Resources Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Year Ended December,
(in thousands)	2022	2021
Operating activities:
Net income	$262,344	$108,459
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and accretion expense	105,752	94,661
Impairments of long-lived assets	—	—
Loss on derivatives - commodity derivatives	25,324	32,389
Net cash payments on derivatives	(42,437)	(25,219)
Gain on disposal of oil and gas properties	—	(2,279)
Amortization of loan origination costs	159	48
Gain on derivatives - common stock warrants	(362)	—
Deferred income taxes	12,850	—
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Revenue receivable	(24,989)	(28,603)
Accrued expenses	9,838	1,840
Prepaid and other expenses	(2,095)	(125)
Other payable	5	10
Net cash provided by operating activities	346,389	181,181

Investing activities:
Additions to oil and natural gas properties	(185,497)	(136,077)
Acquisition of oil and natural gas properties	(49,191)	(83,209)
Deposit on acquisition	(1,899)	—
Refund of advances to operators	1,180	3,819
Proceeds from the disposal of oil and natural gas properties	4,845	29,443
Net cash used in investing activities	(230,562)	(186,024)

Financing activities:
Proceeds from borrowing on credit facilities	21,000	62,000
Repayments of borrowing on credit facilities	(72,100)	(49,400)
Cash distributions	—	(51,091)
Cash contributions	—	46,980
Deferred financing costs	(3,237)	—
Payment of expenses related to formation of Granite Ridge Resources, Inc.	(18,456)	—
Purchase of treasury shares	(216)	—
Payment of dividends	(10,664)	—
Proceeds from issuance of common stock	6,825	—
Net cash (used in) provided by financing activities	(76,848)	8,489

Net increase in cash and restricted cash	38,979	3,646
Cash and restricted cash at beginning of year	12,154	8,508
Cash and restricted cash at end of year	$51,133	$12,154

Supplemental disclosure of non-cash investing activities:
Oil and natural gas property development costs in accrued expenses	$48,187	$6,251
Advances to operators applied to development of oil and natural gas properties	$103,535	$48,387

Cash and Restricted cash:
Cash	$50,833	$11,854
Restricted cash included in other long-term assets	300	300
Cash and restricted cash	$51,133	$12,154

Granite Ridge Resources Inc.

Summary Production and Price Data

The following table sets forth summary information concerning production and operating data for the periods indicated:

	Three months ended December 31,		Year Ended December 31,
	2022	2021	2022	2021

Net Sales (in thousands):
Oil sales	$87,074	$55,879	$338,163	$215,250
Natural gas and related product sales	29,261	23,678	159,254	74,943
Revenues	116,335	79,557	497,417	290,193

Net Production:
Oil (MBbl)	1,045	812	3,656	3,413
Natural gas (MMcf)	5,891	3,511	21,351	14,861
Total (MBoe)(1)	2,027	1,397	7,215	5,890

Average Daily Production:
Oil (Bbl)	11,359	8,826	10,016	9,351
Natural gas (Mcf)	64,033	38,163	58,496	40,715
Total (Boe)(1)	22,031	15,187	19,765	16,137

Average Sales Prices:
Oil (per Bbl)	$83.32	$68.82	$92.50	$63.07
Effect of loss on settled oil derivatives on average price (per Bbl)	(0.51)	(13.39)	(6.48)	(5.58)
Oil net of settled oil derivatives (per Bbl)	82.81	55.43	86.02	57.49

Natural gas and related product sales (per Mcf)	4.97	6.74	7.46	5.04
Effect of loss on settled natural gas derivatives on average price (per Mcf)	(0.32)	(0.17)	(0.88)	(0.42)
Natural gas and related product sales net of settled natural gas derivatives (per Mcf)	4.65	6.57	6.58	4.62

Realized price on a Boe basis excluding settled commodity derivatives	57.39	56.95	68.94	49.27
Effect of loss on settled commodity derivatives on average price (per Boe)	(1.20)	(8.21)	(5.88)	(4.28)
Realized price on a Boe basis including settled commodity derivatives	56.19	48.74	63.06	44.99

Operating Expenses (in thousands):
Lease operating expenses	$14,420	$8,559	$44,678	$26,333
Production and ad valorem taxes	9,848	5,137	30,619	18,066
Depletion and accretion expense	21,656	22,221	105,752	94,661
General and administrative	6,476	1,937	14,223	10,179

Costs and Expenses (per Boe):
Lease operating expenses	$7.11	$6.13	$6.19	$4.47
Production and ad valorem taxes	4.86	3.68	4.24	3.07
Depletion and accretion expense	10.68	15.91	14.66	16.07
General and administrative	3.19	1.39	1.97	1.73

Net Producing Wells at Period-End:	132.88	108.64	132.88	108.64

(1)	Natural gas is converted to Boe using the ratio of one barrel of oil to six Mcf of natural gas.

Granite Ridge Resources Inc.

Derivatives Information

The table below provides data associated with the Company’s derivatives at December 31, 2022, for the periods indicated:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Producer 3-way (oil)
2023
Volume (Bbl)	431,160	340,263	228,659	208,488	1,208,570
Weighted-average sub-floor price ($/Bbl)	$57.22	$62.22	$60.42	$60.43	$59.79
Weighted-average floor price ($/Bbl)	$70.62	$77.89	$79.25	$80.00	$75.92
Weighted-average ceiling price ($/Bbl)	$96.04	$99.23	$100.61	$101.92	$98.82
Producer 3-way (natural gas)
2023
Volume (Mcf)	2,634,993	—	—	—	2,634,993
Weighted-average sub-floor price ($/Mcf)	$4.41	$—	$—	$—	$4.41
Weighted-average floor price ($/Mcf)	$5.51	$—	$—	$—	$5.51
Weighted-average ceiling price ($/Mcf)	$11.28	$—	$—	$—	$11.28
Collar (natural gas)
2023
Volume (Mcf)	774,634	3,051,421	2,530,000	2,070,000	8,426,055
Weighted-average floor price ($/Mcf)	$5.96	$4.12	$4.25	$4.50	$4.42
Weighted-average ceiling price ($/Mcf)	$9.15	$5.63	$5.90	$6.35	$6.21

Granite Ridge Resources Inc.

Supplemental Non-GAAP Financial Measures

The Company reports its financial results in accordance with the GAAP. However, the Company believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and the results of prior periods. In addition, the Company believes these measures are used by analysts and others in the valuation, rating and investment recommendations of companies within the oil and natural gas exploration and production industry. See the reconciliations throughout this release of GAAP financial measures to non-GAAP financial measures for the periods indicated.

Reconciliation of Net Income to Adjusted EBITDAX

Adjusted EBITDAX (as defined below) is presented herein and reconciled from the GAAP measure of net income because of its wide acceptance by the investment community as a financial indicator.

The Company defines adjusted EBITDAX as net income, before (1) exploration and abandonments, (2) depletion and accretion expense, (3) (gain) loss on derivatives – commodity derivatives, (4) net cash payments on derivatives, (5) gain on disposal of oil and natural gas properties, (6) interest expense (7) gain on derivatives – common stock warrants and (8) income tax expense. Adjusted EBITDAX is not a measure of net income or cash flows as determined by GAAP.

The Company’s adjusted EBITDAX measure provides additional information that may be used to better understand the Company’s operations. Adjusted EBITDAX is one of several metrics that the Company uses as a supplemental financial measurement in the evaluation of its business and should not be considered as an alternative to, or more meaningful than, net income as an indicator of operating performance. Certain items excluded from adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic cost of depreciable and depletable assets. Adjusted EBITDAX, as used by the Company, may not be comparable to similarly titled measures reported by other companies. The Company believes that adjusted EBITDAX is a widely followed measure of operating performance and is one of many metrics used by the Company’s management team and by other users of the Company’s consolidated financial statements. For example, adjusted EBITDAX can be used to assess the Company’s operating performance and return on capital in comparison to other independent exploration and production companies without regard to financial or capital structure, and to assess the financial performance of the Company’s assets and the Company without regard to capital structure or historical cost basis.

The following table provides a reconciliation of the GAAP measure of net income to adjusted EBITDAX for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
(in thousands)	2022	2021	2022	2021
Net income	$56,625	$42,555	$262,344	$108,459
Interest expense	285	732	1,989	2,385
Income tax expense	12,850	—	12,850	—
Exploration and abandonments	—	—	—	—
Depletion and accretion expense	21,656	22,221	105,752	94,661
Gain on disposal of oil and natural gas properties	—	(313)	—	(2,279)
(Gain) loss on derivatives - commodity derivatives	(5,463)	(1,271)	25,324	32,389
Net cash payments on derivatives	(2,431)	(11,469)	(42,437)	(25,219)
Gain on derivatives - common stock warrants	(362)	—	(362)	—
Adjusted EBITDAX	$83,160	$52,455	$365,460	$210,396

Reconciliation of Net Cash Provided by Operating Activities to Operating Cash Flow Before Working Capital Changes and to Free Cash Flow

The Company provides Operating Cash Flow (“OCF”) before working capital changes, which is a non-GAAP financial measure. OCF before working capital changes represents net cash provided by operating activities as determined under GAAP without regard to changes in operating assets and liabilities. The Company believes OCF before working capital changes is an accepted measure of an oil and natural gas company’s ability to generate cash used to fund development and acquisition activities and service debt or pay dividends. Additionally, the Company provides free cash flow, which is a non-GAAP financial measure. Free cash flow is cash flow from operating activities before changes in working capital in excess of exploration and development costs incurred. The Company believes that free cash flow is useful to investors as it provides measures to compare cash from operating activities and exploration and development costs across periods on a consistent basis.

These non-GAAP measures should not be considered as alternatives to, or more meaningful than, net cash provided by operating activities as indicators of operating performance.

The following tables provide a reconciliation from the GAAP measure of net cash provided by operating activities to OCF before working capital changes and to free cash flow:

	Three Months Ended December 31,		Year Ended December 31,
(in thousands)	2022	2021	2022	2021
Net cash provided by operating activities	$95,032	$50,528	$346,389	$181,181
Changes in cash due to changes in operating assets and liabilities:
Revenue receivable	(2,528)	1,942	24,989	28,603
Accrued expenses	(4,906)	(357)	(9,838)	(1,840)
Prepaid and other expenses	(4,608)	(371)	2,095	125
Other payable	(18)	(9)	(5)	(10)
Total working capital changes	(12,060)	1,205	17,241	26,878
Operating cash flow before working capital changes	82,972	51,733	363,630	208,059
Development costs	91,741	37,068	256,664	103,918
Free cash flow	$(8,769)	$14,665	$106,966	$104,141

Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share

The Company’s presentation of adjusted net income and adjusted earnings per share that exclude the effect of certain items are non-GAAP financial measures. Adjusted net income and adjusted earnings per share represent earnings and diluted earnings per share determined under GAAP without regard to certain non-cash and special items. The Company believes these measures provide useful information to analysts and investors for analysis of its operating results on a recurring, comparable basis from period to period. Adjusted net income and adjusted earnings per share should not be considered in isolation or as a substitute for earnings or diluted earnings per share as determined in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

The following table provides a reconciliation from the GAAP measure of net income to adjusted net income, both in total and on a per diluted share basis, for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
(in thousands, except share data)	2022	2021	2022	2021
Net income	$56,625	$42,555	$262,344	$108,459
Gain on disposal of oil and natural gas properties	—	(313)	—	(2,279)
(Gain) loss on derivatives - commodity derivatives	(5,463)	(1,271)	25,324	32,389
Net cash payments on derivatives	(2,431)	(11,469)	(42,437)	(25,219)
Gain on derivatives - common stock warrants	(362)	—	(362)	—
Tax impact on above adjustments	2,325	—	2,325	—
Adjusted net income	$50,694	$29,502	$247,194	$113,350

Earnings per diluted share - as reported	$0.43	$0.32	$1.97	$0.82
Gain on disposal of oil and natural gas properties	—	(0.00)	—	(0.02)
(Gain) loss on derivatives - commodity derivatives	(0.05)	(0.01)	0.19	0.24
Net cash payments on derivatives	(0.02)	(0.09)	(0.32)	(0.19)
Gain on derivatives - common stock warrants	—	—	—	—
Tax impact on above adjustments	0.02	—	0.02	—
Adjusted earnings per diluted share	$0.38	$0.22	$1.86	$0.85
Adjusted earnings per share:
Basic earnings	$0.38	$0.22	$1.86	$0.85
Diluted earnings	0.38	0.22	1.86	0.85